Ms. Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

January 22, 2010

Re:	Nanophase Technologies Corporation
Registration Statement on Form S-3 filed on November 25, 2009
File No. 333-163363

Dear Ms. Long:

We have reviewed your letter dated December 17, 2009 and submit the following responses. Nanophase Technologies Corporation (the “Company”) hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in its filings, that staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, your comments/questions and the Company’s responses thereto are provided below and enclosed is a marked copy of the Amendment No. 1 to Form S-3 (the “Amendment”), along with revised exhibits.

1.	Identify the natural person(s) who exercises sole or shared voting and/or investment power over the shares owned by Rohm and Haas Electronic CMP Holdings, Inc. Please refer to Rule 13d-3 of the Securities Exchange Act of 1934, as amended and Regulation S-K, C&DI Question 140.02.

Answer: The Company has prepared the Amendment in response to the above comment. Please see page 18 of the Amendment, foot note (2) to the beneficial ownership chart, which provides that Alfonso Escudero, Fernando Ruiz and Kenneth R. Fitzpatrick are directors of Rohm and Haas Company, which is the sole stockholder of Rohm and Haas Electronic CMP Holdings, Inc. As directors, Messrs. Escudero, Ruiz and Fitzpatrick are the natural persons who exercise shared voting and/or investment power over the shares owned by Rohm and Haas Electronic CMP Holdings, Inc.

2.	We note in the third paragraph that you refer to a joint development agreement that you “described above or as described in the footnotes to the table.” We are unable to locate the descriptions you are referring to. As required by Item 507 of Regulation S-K, please revise this discussion to describe any positions, offices, or other material relationships between the selling shareholder and the company and any of their respective officers, directors, and affiliates. If this information is provided in previously filed reports, provide a more detailed cross-reference to the information.

Answer: The reference to a joint development agreement was made in error. Accordingly, the Company has revised the registration statement to delete the sentence in question and replace it with the following: “To the best of our knowledge, other than the business relationship in which Rohm and Haas Electronic Materials CMP, Inc. purchases material from the Company, neither the selling stockholder nor any of its officers, directors or affiliates has not had any position, office or other material relationship with the Company or any of our officers, directors or affiliates. Purchases from Rohm and Haas Electronic Materials CMP, Inc., a customer of the Company for a number of years, contributed approximately $116,000 to the Company’s 2009 total revenue.” (See page 18, paragraph 2, line 7 of the Amendment.)

3.	Please include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K, or advise us supplementally why that undertaking is inapplicable to this offering.

Answer: The Company has amended the registration statement to include the undertaking required by Item 512(a)(5)(ii). (See page II-4 of the Amendment.)

4.	We note that you have included the 430A undertaking required by Item 512(i) of Regulation S-K in the second full paragraph on page II-4, which does not appear to apply to your offering. Please remove this undertaking in your amended registration statement.

Answer: The Company has amended the registration statement to remove the 430A undertaking required by Item 512(i) of Regulation S-K. (See page II-4 of the Amendment.)

5.	Please tell us supplementally why you have included the assumption that documents have been duly executed and delivered where this is a prerequisite to their effectiveness. Since this is a resale transaction that is not underwritten, it is not clear what documents you refer to in this assumption or why the assumption is necessary.

Answer: The Company agrees that the above-referenced assumption is unnecessary. Our counsel has appropriately revised the opinion and it is attached to the Amendment as Exhibit 5.1.

6.	Counsel’s assumption that “prior to any sale of the shares, the terms of offer and sale of the Shares will have been authorized by resolution of the Company’s Board of Directors and an appropriate prospectus supplement with respect to the shares being sold will have been prepared delivered and filed…” does not apply to resale transactions. Please file a revised opinion that deletes this assumption.

Answer: The Company agrees that the above-referenced assumption is unnecessary. Our counsel has appropriately revised the opinion and it is attached to the Amendment as Exhibit 5.1.

If you have any further questions, please do not hesitate to contact the undersigned.

Best Regards,

/s/ Frank Cesario

Frank Cesario

Chief Financial Officer

Nanophase Technologies Corporation

1319 Marquette Drive

Romeoville, IL 60446

630-771-6700

Fax 630-771-0825

fcesario@nanophase.com